UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 16)*

Under the Securities Exchange Act of 1934

Navios Maritime Acquisition Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

Y62159143

(CUSIP Number)

Attn: Vasiliki Papaefthymiou

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

Tel. No. + 37797982140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Navios Maritime Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,865,147 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (1) (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents shares of common stock (the “Common Stock”) of the Issuer owned by Alpha Merit Corporation (“Alpha Merit”), a wholly-owned subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”).
(2)	Based on 13,728,371 shares of Common Stock outstanding as of June 30, 2019.

CUSIP No. Y62159143

1	NAMES OF REPORTING PERSONS Alpha Merit Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,865,147 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,865,147 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,865,147 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (1) (2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the Common Stock of the Issuer owned by Alpha Merit.
(2)	Based on 13,728,371 shares of Common Stock outstanding as of June 30, 2019.

Explanatory Note

Except as specifically amended and supplemented by this Amendment No. 16 (“Amendment No. 16”), and by Amendment No. 1 filed on April 26, 2010, Amendment No. 2 filed on April 29, 2010, Amendment No. 3 filed on April 30, 2010, Amendment No. 4 filed on May 5, 2010, Amendment No. 5 filed on May 26, 2010, Amendment No. 6 filed on August 6, 2010, Amendment No. 7 filed on September 15, 2010, Amendment No. 8 filed on July 20, 2011, Amendment No. 9 filed on March 27, 2013, Amendment No.10 filed on March 30, 2015, Amendment No. 11 filed on September 27, 2016, Amendment No. 12 filed on November 21, 2017, Amendment No. 13 filed on December 13, 2018, Amendment No. 14 filed on March 8, 2019 and Amendment No. 15 filed on May 24, 2019, all other provisions of the Schedule 13D filed by Navios Holdings, Amadeus Maritime S.A. and Ms. Angeliki Frangou on April 8, 2010 (the “Original Schedule 13D”) remain in full force and effect. The Original Schedule 13D, together with each of the Amendments thereto, is referred to herein as the “Schedule 13D.” Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 to the Schedule 13D is hereby supplemented to include the following:

Pledge of Common Units

On August 30, 2019, Navios Holdings entered into a Purchase Agreement (the “Purchase Agreement”) with N Shipmanagement Acquisition Corp., Alegria Shiptrade Co., and Olympos Maritime Ltd (collectively, “NSAC”) , pursuant to which NSAC acquired certain direct and indirect subsidiaries of Navios Holdings. In connection with the transactions contemplated by the Purchase Agreement, Navios Holdings and Navios Shipmanagement Holdings Corporation (“Shipmanagement Holdings”) entered into a secured loan agreement (the “Loan Agreement”) whereby Navios Holdings agreed to repay Shipmanagement Holdings $125.0 million (the “Loan Amount”) over a term of five years, which Loan Amount generally reflects the net amount of liabilities of Navios Holdings to the entities acquired by NSAC. The Loan Amount is subject to a post-closing adjustment pursuant to the terms of that certain Contribution Agreement, dated as of August 29, 2019, by and among the Issuer, Shipmanagement Holdings, Navios Shipmanagement Inc., Navios Tankers Management Inc., Navios Containers Management Inc., Kleimar LTD, and Navios Corporation Management Inc., pursuant to which Navios Holdings completed an internal reorganization prior to the transactions contemplated by the Purchase Agreement.

In connection with securing the obligations of Navios Holdings under the Loan Agreement, the Reporting Persons granted a first priority pledge of 14,940 shares of Common Stock of the issuer held by Alpha Merit in favor of Shipmanagement Holdings.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 16 amends and restates Items 5(a) and (b) to the Schedule 13D as set forth below:

Navios Holdings, through its wholly-owned subsidiary, Alpha Merit, beneficially owns 4,865,147 shares (approximately 35.4%) of the Issuer’s Common Stock. The Reporting Persons have sole voting and dispositive power in respect of these shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 16 amends Item 6 to the Schedule 13D by adding the following:

Pursuant to the Loan Agreement, Alpha Merit has pledged and granted a security interest in 14,940 shares of Common Stock to Shipmanagement Holdings.

Item 7.	Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby supplemented to include the following:

Purchase Agreement, dated as of August 30, 2019, by and among N Shipmanagement Acqusition Corp., Alegria Shiptrade Co., Olympos Maritime Ltd, Navios Maritime Holdings Inc. and Navios GP L.L.C. (Incorporated by reference to Exhibit 99.6 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Secured Loan Agreement, dated as of August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation (Incorporated by reference to Exhibit 99.5 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

Contribution Agreement, dated as of August 29, 2019, by and among Navios Shipmanagement Holdings Corporation, Navios Shipmanagement Inc., Navios Tankers Management Inc., Navios Containers Management Inc., Kleimar LTD, Navios Corporation Management Inc. and Navios Maritime Holdings Inc, (Incorporated by reference to Exhibit 99.4 to Form 6-K filed by Navios Holdings with the SEC on September 4, 2019).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 4, 2019		Navios Maritime Holdings Inc.

	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title	Chief Executive Officer

Alpha Merit Corporation

	By:	/s/ George Achniotis
	Name:	George Achniotis
	Title	President/Director